SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02056415

FORM 6-K



RECEIVED
AUG 29 2002
180

**Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

For the month of August, 2002

P.E. 8/1/02

BAYTEX ENERGY LTD.
(Translation of registrant's name into English)

**2200, 205 – 5TH AVENUE S.W.
CALGARY, ALBERTA, CANADA
T2P 2V7**
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____ Form 40-F __X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – AUGUST 14, 2002

Baytex Energy Ltd. (TSX-BTE) is pleased to announce its operating and financial results for the period ended June 30, 2002. The Company achieved excellent progress in all aspects of its business during the period. Highlights of the 2002 second quarter include:

- Cash flow of $0.95 per share, 28% higher than Q2/01 and 23% higher than Q1/02;
- Net income of $0.41 per share, 86% higher than Q2/01 and 193% higher than Q1/02;
- Average production of 39,625 boe/d, 4.4% higher than Q1/02 (after adjustment for property dispositions);
- Capital expenditures of $36 million, $13 million less than cash flow for the quarter; and
- Total net debt of $359 million, $25 million less than that at the end of Q1/02 and represents 1.8 times Q2/02 annualized cash flow. The $10 million bank loans outstanding at June 30, 2002 were eliminated by the end of July.

A summary of our operating and financial results for the period ended June 30, 2002 is presented as follows:

	Three Months Ended June 30			*Six Months Ended June 30*		
	2002	2001	% Change	**2002**	2001	% Change
FINANCIAL	(Unaudited)			(Unaudited)		
($ thousands, except per share amounts)						
Petroleum and natural gas sales	**91,507**	84,454	8	**170,637**	163,684	4
Cash flow from operations	**49,208**	35,770	38	**89,333**	73,387	22
Per share - basic	**0.95**	0.74	28	**1.72**	1.56	10
- diluted	**0.93**	0.72	29	**1.69**	1.52	11
Net income	**21,354**	10,583	102	**28,658**	8,890	222
Per share - basic	**0.41**	0.22	86	**0.55**	0.19	189
- diluted	**0.40**	0.21	90	**0.54**	0.18	200
Exploration and development	**33,191**	38,404	(14)	**73,182**	83,205	(12)
Acquisitions – net	**3,277**	291,270	(99)	**(43,086)**	290,975	n/a
Total capital expenditures	**36,468**	329,674	(89)	**30,096**	374,180	(92)
Long-term notes				**314,617**	314,404	-
Bank loans				**10,037**	120,990	(92)
Other working capital deficiency				**34,170**	61,973	(45)
Total net debt				**358,824**	497,367	(28)
OPERATING						
Daily production						
Light oil (bbls/d)	**2,904**	4,782	(39)	**3,358**	4,349	(23)
Heavy oil (bbls/d)	**24,498**	26,545	(8)	**23,673**	26,259	(10)
Total oil (bbls/d)	**27,402**	31,327	(13)	**27,031**	30,608	(12)
Natural gas (mmcf/d)	**73.3**	71.3	3	**73.5**	64.5	14
Oil equivalent (boe/d @ 6:1)	**39,625**	43,201	(8)	**39,288**	41,343	(5)

	Three Months Ended June 30			*Six Months Ended June 30*		
	2002	2001	% Change	**2002**	2001	% Change
	(Unaudited)			(Unaudited)		
Average prices (before hedging)						
WTI oil (US$/bbl)	**26.25**	27.96	(6)	**23.95**	28.34	(16)
Edmonton par oil ($/bbl)	**40.40**	42.19	(4)	**36.95**	42.59	(13)
BTE light oil ($/bbl)	**34.53**	37.53	(8)	**30.60**	38.03	(20)
BTE heavy oil ($/bbl)	**26.64**	16.77	59	**24.21**	15.71	54
BTE total oil ($/bbl)	**27.47**	19.94	38	**25.00**	18.89	32
BTE natural gas ($/mcf)	**3.94**	5.11	(23)	**3.56**	5.87	(39)
BTE oil equivalent ($/boe)	**26.29**	22.88	15	**23.88**	23.13	3
Weighted average shares (thousands)						
Basic	**52,110**	48,427	8	**52,068**	47,192	10
Diluted	**53,199**	49,497	7	**52,947**	48,288	10

Financial Review

After averaging $21.58 per barrel in the first quarter of 2002, heavy oil wellhead price improved to $29.53 in April, $25.45 in May and $24.89 in June. Traditional strong demand in the summer and the resumption of full operations at the CITGO refinery have further improved heavy oil pricing with wellhead price exceeding $30.00 per barrel so far in July and August. Lloyd Blend (LLK) differentials have averaged US$5.76 per barrel in the first seven months this year, equating to 24% of the US$24.38 average for WTI crude for the same period. While differentials are expected to widen in the fourth quarter due to seasonal factors, the average differential for 2002 should resemble the long-term average of 29% of WTI price and represents a successful recovery from the all-time high differential of 42% in 2001.

Natural gas prices experienced unexpected volatility during the second quarter of 2002. While prices in the United States were relatively stable around the US$3.00 range, Canadian prices were severely impacted by various market factors in June which resulted in the NYMEX/AECO differential widening significantly. Baytex's wellhead prices during the quarter were $4.21 per mcf for April, $4.03 for May and $3.54 for June. Prices are expected to be moderate for the third quarter with improvement commencing in the fourth quarter.

Cash flow for the second quarter, spurred by the recovery of heavy oil prices, reached $49.2 million compared to $35.8 million for the same period last year and $40.1 million for the first quarter this year. In addition to the effect of higher cash flow, net income for the quarter was enhanced by the new accounting policy for foreign currency translation, where the strengthening Canadian dollar yielded an after tax gain of $8.7 million for the quarter due to the U.S. dollar denominated term notes. Nevertheless, excluding this foreign exchange gain, net income for the second quarter of 2002 would have been $12.7 million ($0.24 per share), which is 200% higher than that for the same period one year ago and 71% higher than that for the first quarter of 2002, evidencing Baytex's profitability under normalized pricing scenarios.

Since completing the acquisitions in the second quarter of 2001, Baytex has exercised stringent control over its capital expenditures and reduced its total debt by $139 million as of June 30, 2002. Cash flow for the last twelve months ended June 30, 2002 was $160 million compared to exploration and development capital expenditures of $126 million for the same period, with the surplus applied against bank loans. Cash flow for the second half of 2002 is expected to significantly outpace exploration and development spending. Accordingly, the Company's bank loans were completely eliminated at the end of July 2002, ahead of forecast in the first quarter interim report.

On August 7, 2002, Baytex terminated its interest rate swap agreements pertaining to its senior secured notes and senior subordinated notes for cash profit of $14.1 million which have been added to working capital. The fragility of the U.S. economic recovery and its impact on the U.S. equity market, bond market and short-to-medium-term treasury rates has created the opportunity for Baytex to realize this gain. In accordance with generally accepted accounting principles, this gain will be deferred and amortized over the remaining terms of the subject agreements as credits against interest expenses. Baytex will closely monitor capital and treasury market developments and may re-enter into interest rate swap arrangements when appropriate.

Operations Review

Production for the second quarter of 2002 averaged 39,625 boe/d, which is 4.4% higher than that of the previous quarter after adjusting for property dispositions. The Company is pleased with this production profile as capital expenditures had been kept below cash flow. During the second quarter, Baytex participated in the drilling of 42 (38.8 net) wells, resulting in 26 (24.0 net) oil wells, 11 (9.8 net) gas wells and five (5.0 net) dry holes. Twelve of these oil wells were drilled in the Cold Lake property in Alberta, with the remainder drilled in various heavy oil properties in western Saskatchewan. The gas wells were drilled in the Company's Plains district, primarily in the areas of Richdale and Ferrier.

The Company's capital budget for exploration and development for the second half of 2002 is between $50 million and $55 million. Approximately 40 heavy oil wells will be included in this program, together with 25 - 30 natural gas wells. The Company is also continuing with its VAPEX pilot project in the north Carruthers area and hope to report results in the next few months.

Outlook

Average production for the first half of 2002 was 38,790 boe/d after adjusting for property dispositions completed early in the first quarter. Production for the second half of the year is expected to be similar due to the limited capital program. Cash flow for the second half could range between $75 million and $100 million dependent on fluctuations in world oil prices, heavy oil differentials and natural gas prices. Baytex intends to pursue core area property acquisitions with the projected surplus cash flow. However, if no value added transactions can be completed, the Company may increase exploration and development spending, continue to reduce its total net debt or utilize its normal course issuer bid to repurchase outstanding common shares.

Baytex is very pleased with its current financial position. Total net debt at the end of the first half equates to 1.8 times annualized second quarter cash flow. All of the Company's outstanding debt is in the form of term notes, which provides excellent stability and manageability. The term notes are denominated in U.S. dollars, providing an ideal hedge against currency fluctuations as the majority of the Company's revenue is based in U.S. dollars. Combining this financial strength with a positive outlook for cash flow and earnings, and a low risk prospect inventory for production growth, Baytex is confident that it can continue to deliver superior returns to its shareholders.

Management's Discussion and Analysis

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended June 30, 2002 and the six months ended June 30, 2002 and the audited consolidated financial statements and MD&A for the year ended December 31, 2001. Per barrel of oil equivalent ("boe") amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil.

Production. Light oil production for the second quarter of 2002 decreased by 39% to 2,904 bbl/d from 4,782 bbl/d a year earlier due to the sale of properties in December 2001 and January 2002. Heavy oil production also decreased by 8% to 24,498 bbl/d for the second quarter of 2002 from 26,545 bbl/d as a result of property dispositions and decreased capital spending. Natural gas production increased by 3% to 73.3 mmcf/d for the second quarter of 2002 compared to 71.3 mmcf/d for the same period last year.

For the first six months of 2002, light oil production decreased by 23% to 3,358 bbl/d from 4,349 bbl/d for the same period last year. Heavy oil production decreased 10% to 23,673 bbl/d for the first half of 2002 from 26,259 bbl/d for the same period in 2001. These production changes were due to the same factors as noted for the second quarter comparisons. Natural gas production increased by 14% to 73.5 mmcf/d for the first six months of 2002 compared to 64.5 mmcf/d for the first half of 2001 due to the Company's drilling program and acquisitions.

Revenue. Petroleum and natural gas sales increased by 8% to $91.5 million for the second quarter of 2002 from $84.5 million for the second quarter of 2001. For the first six months, petroleum and natural gas sales increased by 4% to $170.6 million in 2002 from $163.7 million a year earlier.

	Three Months ended June 30			
	2002		2001	
	$000s	$/Unit	$000s	$/Unit
Oil revenue (barrels)				
Light oil	9,123	34.53	16,330	37.53
Heavy oil	59,381	26.64	40,508	16.77
Derivative contracts gain (loss)	(2,316)	(0.93)	(5,508)	(1.93)
Total oil revenue	66,188	26.54	51,330	18.01
Natural gas revenue (mcf)	26,291	3.94	33,124	5.11
Derivative contracts gain (loss)	(972)	(0.15)	-	-
Total natural gas revenue	25,319	3.79	33,124	5.11
Total revenue (boe @ 6:1)	91,507	25.38	84,454	21.48

Revenue from light oil for the second quarter of 2002 decreased 44% from the same period in 2001 due to a 39% decrease in production and a 8% decrease in the wellhead price. Revenue from heavy oil increased 47% as a 59% increase in wellhead prices offset the 8% decline in production. Revenue from natural gas decreased 21% as the 23% decrease in wellhead prices was partially offset by a 3% increase in production.

	Six Months ended June 30			
	2002		2001	
	$000s	$/Unit	$000s	$/Unit
Oil revenue (barrels)				
Light oil	18,598	30.60	29,935	38.03
Heavy oil	103,741	24.21	74,688	15.71
Derivative contracts gain (loss)	128	0.03	(9,463)	(1.71)
Total oil revenue	122,467	25.03	95,160	17.18
Natural gas revenue (mcf)	47,450	3.56	68,524	5.87
Derivative contracts gain (loss)	720	0.05	-	-
Total natural gas revenue	48,170	3.61	68,524	5.87
Total revenue (boe @ 6:1)	170,637	24.00	163,684	21.87

For the first six months of 2002, light oil revenue decreased 38% from the same period last year due to a 23% decrease in production and a 20% decline in wellhead prices. Revenue from heavy oil increased 39% due to the 54% increase in wellhead prices, which offset a 10% decrease in production. Revenue from natural gas decreased 31% as wellhead prices decreased 39% and production increased 14% compared to the first half of 2001.

Royalties. Total royalties, after the Alberta royalty tax credit, decreased 14% to $13.9 million for the second quarter of 2002 from $16.2 million for the same period last year. The decrease was due to lower natural gas and conventional oil revenue, which resulted in a lower overall royalty rate. Total royalties for the second quarter of 2002 were 14.6% of sales compared to 18.0% of sales for the same period in 2001. For the second quarter of 2002, royalties were 15.6% of sales for light oil, 13.7% for heavy oil and 16.6% for natural gas. These rates compared to 18.9%, 8.6% and 29%, respectively, for the same period last year.

For the six months ended June 30, 2002, total royalties, after the Alberta royalty tax credit, decreased 19% to $25.6 million from $31.6 million for the same period last year. Total royalties for the first half of 2002 were 15.1% of sales compared to 18.3% of sales for the corresponding period last year. For the first six months of 2002, royalties were 16.3% of sales for light oil, 13.3% for heavy oil and 18.8% for natural gas. These rates compared to 19.6%, 8.8% and 28.3%, respectively, for the same period in 2001.

Operating Expenses. Operating expenses for the second quarter of 2002 decreased 12% to $18.5 million from $21.1 million for the corresponding quarter last year. This decrease is attributable to an 8% decrease in overall production as well as the disposition of properties with higher operating costs. Operating expenses were $5.14 per boe for the second quarter of 2002 compared to $5.38 per boe for the second quarter of 2001. For the second quarter of 2002, operating expenses were $5.97 per barrel of light oil, $5.82 per barrel of heavy oil and $0.60 per mcf of natural gas. The operating expenses for the same period last year were $7.61, $5.88 and $0.56, respectively.

Operating expenses for the first half of 2002 decreased 6% to $36.8 million from $39.0 million for the first half of 2001. This decrease is primarily due to the same factors as noted in the second quarter comparison. Operating expenses were $5.18 per boe for the first six months of 2002 compared to $5.21 per boe for the corresponding period of the prior year. For the first half of 2002, operating expenses were $6.13 per barrel of light oil, $5.87 per barrel of heavy oil and $0.60 per mcf of natural gas versus $6.87, $5.69 and $0.56, respectively, for the same period a year earlier.

General and Administrative Expenses. General and administrative expenses for the second quarter of 2002 increased to $1.8 million from $1.3 million for the same quarter of 2001 due to the corporate acquisitions made in 2001. On a unit of production basis, these expenses increased from $0.33 per boe to $0.50 per boe. In accordance with our full cost accounting policy, $1.8 million of expenses were capitalized in the second quarter of 2002 compared to $1.3 million in the same quarter last year.

General and administrative expenses increased to $3.4 million for the first half of 2002 from $2.4 million for the corresponding period last year. On a unit of production basis, these expenses increased from $0.32 per boe to $0.48 per boe. In accordance with our full cost accounting policy, $3.4 million of expenses were capitalized in the first six months of 2002 compared to $2.4 million in the same period a year ago.

Interest Expenses. Interest expenses on long-term and bank debt decreased to $5.5 million for the second quarter of 2002 from $7.9 million for the same quarter last year.

For the first six months of 2002, interest expenses on long-term debt decreased to $10.9 million from $13.3 million for the same period last year. Average debt levels were lower in the first half of 2002 as the outstanding bank debt was reduced and the effective interest rates on the Company's senior secured notes and senior subordinated notes were reduced from 7.23% to 4.57% and from 10.5% to 7.26%, respectively, as a result of the interest rate swaps that the Company executed in December 2001.

Depletion, Depreciation and Amortization. The provision for depletion, depreciation and amortization decreased to $27.2 million for the second quarter of 2002 compared to $31.7 million for the same quarter last year. This decrease is due to the lower production and the ceiling test write-down taken at year-end 2001. On a unit of production basis, the provision for the current quarter was $7.56 per boe compared to $8.01 per boe for the same quarter in 2001.

Depletion, depreciation and amortization decreased to $53.5 million for the first half in 2002 compared to $56.7 million for the same period last year. On a unit of production basis, the provision for the current period was $7.53 per boe compared to $7.57 per boe for the same period a year earlier.

Site Restoration Costs. The current quarter provision for restoration costs decreased to $0.6 million from $1.0 million for the same quarter last year. On a unit of production basis, the provision for the second quarter of 2002 was $0.17 per boe compared to $0.25 per boe for the corresponding quarter of last year due to disposition of properties with higher restoration requirements.

Site restoration costs for the six months ended June 30, 2002 decreased to $1.4 million from $2.0 million for the same period last year due to lower production. On a unit of production basis, the provision for the first six months of 2002 was $0.20 per boe compared to $0.27 per boe for the first half of 2001.

Foreign Exchange. Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") amended accounting standard with respect to foreign currency translation. The amended standard eliminates the practice to defer and amortize foreign exchange gains and losses on long-term monetary items. As a result, all foreign exchange gains and losses on long-term monetary items are now recognized in earnings based on the exchange rates at the end of the reporting periods. The amended standard also requires that prior years' comparative figures be restated to comply with the new standard.

The application of the new standard resulted in an unrealized foreign exchange gain of $15.5 million in the second quarter of 2002 compared to a $12.4 million gain in the corresponding quarter of 2001.

The foreign exchange gain for the six months ended June 30, 2002 was $15.3 million compared to a loss of $0.8 million for the same period last year. The 2002 gain is based on the translation of the Company's U.S. dollar denominated long-term debt at 0.6585 at June 30, 2002 compared to 0.6279 at December 31, 2001. The 2001 loss is based on the translation of the U.S. dollar denominated senior secured notes at 0.6589 at June 30, 2001 compared to 0.6660 at December 31, 2000 along with the senior subordinated notes translated at 0.6589 at June 30, 2001 compared to 0.6582 on February 13, 2001 when the notes were issued.

Income Taxes. Current tax expenses were $2.6 million for the second quarter of 2002 compared to $2.1 million for the same quarter of 2001. The increase is due to higher heavy oil revenue in 2002. The current tax expense is comprised of $2.2 million of Saskatchewan Capital Tax and $0.4 million of Large Corporation Tax compared to $1.6 million and $0.5 million respectively in the corresponding period in 2001.

Current tax expenses were $4.6 million for the first half of 2002 compared to $3.9 million for the same period last year. The current tax expense is comprised of $3.8 million of Saskatchewan Capital Tax and $0.8 million of Large Corporation Tax, compared to $2.9 million and $1.0 million, respectively in 2001.

Net Income. Net income for the second quarter of 2002 increased to $21.4 million from $10.6 million in the same quarter of 2001. This increase is the result of higher heavy oil prices and an increased foreign exchange gain during 2002.

Net income for the first six months of 2002 increased to $28.7 million from $8.9 million in the first six months of 2001 for the same reason as noted in the second quarter comparison.

Liquidity and Capital Resources. At June 30, 2002, total net debt (including working capital) was $358.8 million compared to $497.4 million at June 30, 2001 and $379.1 million at December 31, 2001. The decrease in total debt at the end of the second quarter of 2002 compared to 2001 was the result of cash flow from operations exceeding capital spending and the proceeds from property dispositions.

Effective January 1, 2002, the CICA's Emerging Issues Committee issued an abstract giving guidance on disclosure of callable debt obligations. Specifically, the abstract requires the classification of borrowings under a 364-day revolving credit facility as current liabilities. The Company's bank loans are structured under this type of credit facility and, as such, have been reclassified as current liabilities.

The senior secured notes are governed by certain financial covenants measured at the end of each fiscal quarter. The principal covenants are: (i) consolidated tangible net worth not to be less than $200 million, excluding accounting ceiling test write-down (such net worth was $510 million as at June 30, 2002); (ii) consolidated total debt not to exceed 300% of consolidated cash flow (such ratio was 163% as at June 30, 2002); and (iii) consolidated cash flow not to be less than 400% of consolidated interest expense (such ratio was 634% as at June 30, 2002). The senior subordinated notes are due February 2011 and do not require any financial covenant maintenance.

Capital Expenditures. Exploration and development expenditures decreased to $73.2 million for the first half of 2002 compared to $83.2 million for the same period last year. The Company's total capital expenditures for these periods are summarized as follows:

	Six Months ended June 30	
	2002	2001
($ thousands)		
Land	5,963	6,751
Seismic	3,614	5,412
Drilling and completions	45,837	42,981
Equipment	13,656	24,022
Other	4,112	4,039
Total exploration and development	73,182	83,205
Corporate acquisitions	-	248,633
Property acquisitions	11,470	43,244
Property dispositions	(54,556)	(902)
Net capital expenditures	30,096	374,180

Conference Call

A conference call has been scheduled for Wednesday, August 14, 2002 at 2:00 p.m. Mountain Daylight Time (4:00 p.m. EDT) to discuss Baytex's 2002 second quarter operating and financial results. Participants from the Company will include Dale Shwed, President and CEO and Ray Chan, Senior Vice-President and CFO. A question and answer period will follow the management presentation. To participate in the conference, please contact the Conference Operator at 1-888-209-3789 ten minutes prior to the call.

The replay will be available one hour after the conclusion of the conference call and will be accessible until Wednesday, August 28, 2002. Callers may dial 1-800-558-5253 and enter Access Code #20816225. The conference call will be archived on Baytex's website at www.baytex.ab.ca. on August 16th.

Certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to Management's approach to operations, expectations relating to the number of wells, amount and timing of capital projects, foreign exchange rates, interest rates, worldwide and industry production, prices of oil and gas, heavy oil differentials, company production, cash flow and debt levels. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; the ability to produce and transport crude oil and natural gas to markets; the result of exploration and development drilling and related activities; fluctuation in foreign currency exchange rates; the imprecision of reserve estimates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; change in environmental and other regulations; risks associated with oil and gas operations; the weather in the Company's areas of operations; and other factors, many of which are beyond the control of the Company. There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

Baytex is an intermediate oil and gas exploration and production company whose shares are traded on The Toronto Stock Exchange under the trading symbol "BTE".

Financial statements for the period ended June 30, 2002 are attached.

FOR DETAILED INFORMATION, PLEASE CONTACT:

Dale Shwed, President and C.E.O. Telephone: (403) 750-1241
Ray Chan, Senior Vice-President and C.F.O. Telephone: (403) 267-0715

Website: www.baytex.ab.ca

Baytex Energy Ltd.
Consolidated Balance Sheets
(thousands) (Unaudited)

	June 30, 2002	December 31, 2001 (restated – notes 2 & 3)
Assets		
Current assets		
Accounts receivable	$ 42,439	$ 44,300
Properties held for sale	-	46,895
	42,439	91,195
Deferred financing charges	8,152	8,674
Petroleum and natural gas properties	890,005	867,177
	$ 940,596	$ 967,046
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 76,609	$ 64,334
Current portion of long-term debt (note 3)	10,037	75,820
	86,646	140,154
Long-term debt (note 3)	314,617	330,102
Deferred revenue	9,424	18,694
Provision for future site restoration costs	21,969	20,541
Future income taxes	167,451	146,446
	600,107	655,937
Shareholders' Equity		
Share capital (note 4)	395,456	394,734
Deficit	(54,967)	(83,625)
	340,489	311,109
	$ 940,596	$ 967,046

See accompanying notes to the consolidated financial statements

Baytex Energy Ltd.
Consolidated Statements of Operations and Retained Earnings (Deficit)
(thousands, except per share data) (Unaudited)

	Three Months Ended June 30		*Six Months Ended June 30*	
	2002	2001	**2002**	2001
Revenue				
Petroleum and natural gas sales	**$ 91,507**	$ 84,454	**$ 170,637**	$ 163,684
Royalties	**(13,854)**	(16,194)	**(25,636)**	(31,627)
	77,653	68,260	**145,001**	132,057
Expenses				
Operating	**18,543**	21,142	**36,814**	38,987
General and administrative	**1,819**	1,289	**3,406**	2,411
Interest (note 3)	**5,528**	7,951	**10,898**	13,324
Foreign exchange (gain) loss (note 2)	**(15,483)**	(12,357)	**(15,297)**	758
Depletion, depreciation and amortization	**27,277**	31,717	**53,539**	56,660
Site restoration costs	**632**	976	**1,428**	2,000
	38,316	50,718	**90,788**	114,140
Income before income taxes	**39,337**	17,542	**54,213**	17,917
Income taxes				
Current expense	**2,555**	2,108	**4,550**	3,948
Future expense	**15,428**	4,851	**21,005**	5,079
	17,983	6,959	**25,555**	9,027
Net income	**$ 21,354**	$10,583	**28,658**	8,890
Retained earnings (deficit), beginning of period, as previously reported			**(75,954)**	52,555
Accounting policy change (note 2)			**(7,671)**	927
Retained earnings (deficit), beginning of period, as restated			**(83,625)**	53,482
Retained earnings (deficit), end of period			**$ (54,967)**	$ 62,372
Net income per share				
Basic	**$ 0.41**	$ 0.22	**$ 0.55**	$ 0.19
Diluted	**$ 0.40**	$ 0.21	**$ 0.54**	$ 0.18

See accompanying notes to the consolidated financial statements

Baytex Energy Ltd.
Consolidated Statements of Cash Flows
(thousands, except per share data) (Unaudited)

	Three Months Ended June 30		*Six Months Ended June 30*	
	2002	2001	**2002**	2001
Cash provided by (used in):				
OPERATING ACTIVITIES				
Net income	**$ 21,354**	$ 10,583	**$ 28,658**	$ 8,890
Items not affecting cash:				
Site restoration costs	**632**	976	**1,428**	2,000
Foreign exchange (gain) loss	**(15,483)**	(12,357)	**(15,297)**	758
Depletion, depreciation and amortization	**27,277**	31,717	**53,539**	56,660
Future income taxes	**15,428**	4,851	**21,005**	5,079
Cash flow from operations	**49,208**	35,770	**89,333**	73,387
Change in non-cash working capital	**3,279**	11,137	**48,759**	5,035
Deferred revenue	**(4,661)**	-	**(9,270)**	-
	47,826	46,907	**128,822**	78,422
FINANCING ACTIVITIES				
Issue of senior subordinated term notes	**-**	-	**-**	227,895
Increase (decrease) in bank loan	**(12,290)**	82,017	**(65,971)**	(43,738)
Increase in deferred financing charges	**-**	(261)	**-**	(8,383)
Issue of shares (net of issue expenses)	**617**	236	**722**	1,435
	(11,673)	81,992	**(65,249)**	177,209
INVESTING ACTIVITIES				
Corporate acquisitions	**-**	(248,633)	**-**	(248,633)
Items not affecting cash:				
Issue of shares on acquisition	**-**	68,059	**-**	68,059
Assumption of long-term debt	**-**	36,356	**-**	36,356
Assumption of working capital surplus	**-**	(2,734)	**-**	(2,734)
		(146,952)	**-**	(146,952)
Petroleum and natural gas property expenditures	**(43,971)**	(81,025)	**(84,652)**	(126,449)
Disposal of petroleum and natural gas properties	**7,503**	(16)	**54,556**	902
Properties held for sale	**-**	-	**(46,895)**	-
Decrease in materials and supplies	**681**	(1,167)	**1,146**	(431)
Change in non-cash working capital	**(366)**	17,211	**12,272**	17,299
	(36,153)	(211,949)	**(63,573)**	(255,631)
Change in cash	**-**	(83,050)	**-**	-
Cash, beginning of period	**-**	83,050	**-**	-
Cash, end of period	**$ -**	$ -	**$ -**	$ -
Cash flow from operations per share				
Basic	**$ 0.95**	$ 0.74	**$ 1.72**	$ 1.56
Diluted	**$ 0.93**	$ 0.72	**$ 1.69**	$ 1.52

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements
Three Months and Six Months Ended June 30, 2002 and 2001

1. Accounting Policies

The interim consolidated financial statements of Baytex Energy Ltd. (the "Company") are presented in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements of the Company as at December 31, 2001, except as described in notes 2 and 3. The interim consolidated financial statements contain disclosures, which are supplemental to the Company's annual consolidated financial statements. Certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements and notes thereto for the year ended December 31, 2001.

2. Change in Accounting Policy

Foreign Currency

Effective January 1, 2002, the Company retroactively adopted the Canadian Institute of Chartered Accountants (CICA) amended accounting standard with respect to accounting for foreign currency translation. As a result of the amendments, all exchange gains and losses on long-term monetary items that do not qualify for hedge accounting are recognized in income. Previously, these exchange gains and losses were deferred and amortized over the remaining life of the monetary item. The impact of the amended standard on the three month period ended June 30, 2002 was to increase net income by $15.5 million ($8.7 million after tax) and on the six month period ended June 30, 2002 was to increase net income by $15.3 million ($8.7 million after tax) and increase the opening deficit by $7.7 million representing the cumulative effect of deferred foreign exchange losses at January 1, 2002.

The impact on the comparative balances was a decrease in unrealized foreign exchange gain of $0.8 million, an increase in foreign exchange expense of $0.8 million, a decrease in net income of $0.3 million and an increase in opening retained earnings of $0.9 million.

Stock Based Compensation

Effective January 1, 2002, the Company adopted the new recommendations of the CICA with respect to stock-based compensation. In accordance with the new standard, the Company has elected to continue its policy of accounting for employee stock options based on intrinsic values and will disclose the pro forma results of using the fair value based method. The new recommendations apply to options granted after January 1, 2002.

3. Long-term Debt

(thousands)	**June 30, 2002**	December 31, 2001
Bank loan	**$ 10,037**	$ 73,820
Senior secured term notes (US$57,000,000)	**86,566**	90,778
Senior subordinated term notes (US$150,000,000)	**227,805**	238,890
Other long-term debt	**246**	2,434
	324,654	405,922
Less: current portion	**10,037**	75,820
	$ 314,617	$ 330,102

Effective January 1, 2002, the Company has classified borrowing under its bank facilities as current liability as required by new guidance under the CICA's Emerging Issues Committee Abstract 122. The bank loan at December 31, 2001 has been restated to conform to the current presentation.

Bank loan

At June 30, 2002, the bank facilities were limited to a total commitment under the facilities of $77 million and a borrowing base of $165 million.

Interest Expense

The Company has incurred interest expense on its outstanding debt as follows:

	Three Months Ended June 30		*Six Months Ended June 30*	
	2002	2001	**2002**	2001
Bank loan	**$ 344**	$ 340	**$ 406**	$ 1,128
Long-term debt	**5,184**	7,611	**10,492**	12,196
Total interest	**$ 5,528**	$ 7,951	**$ 10,898**	$ 13,324

4. Share Capital

The Company has an unlimited number of common shares in its authorized share capital.

Issued and Outstanding:
Common shares – (thousands)

	# of shares	Amount
Balance – January 1, 2002	52,008	$ 394,734
Exercise of stock options	181	722
Balance – June 30, 2002	52,189	$ 395,456

Stock options – (thousands)	# of options	Weighted average exercise price
Balance – January 1, 2002	4,468	$ 6.19
Granted	138	6.58
Exercised	(181)	3.99
Cancelled	(101)	4.72
Balance – June 30, 2002	4,324	$ 6.32
Exercisable – June 30, 2002	1,664	$ 6.32

The Company accounts for its stock options using intrinsic values. On this basis, compensation costs are not required to be recognized in the financial statements for stock options granted at market value. Had compensation costs for the Company's stock option plan been determined based on the fair-value method at the dates of grants under the plan after January 1, 2002, the Company's pro-forma net income and earnings per share would be the same as those reported.

5. Comparative Figures

Certain comparative figures have been reclassified to conform to the current periods' presentation.

6. Subsequent Event

In August 2002, the Company terminated the outstanding interest rate swaps for total proceeds of $14.1 million. This amount will be deferred and amortized as a reduction of interest expense over the remaining terms of the subject agreements.

B YTEX

ENERGY LTD.

2002

Q2

SECOND INTERIM

For the six months ended June 30, 2002

HIGHLIGHTS

(unaudited)	Three Months Ended June 30 2002	2001	% Change	Six Months Ended June 30 2002	2001	% Change
FINANCIAL ($ thousands, except per share amounts)						
Petroleum and natural gas sales	**91,507**	84,454	8	**170,637**	163,684	4
Cash flow from operations	**49,208**	35,770	38	**89,333**	73,387	22
Per share – basic	**0.95**	0.74	28	**1.72**	1.56	10
– diluted	**0.93**	0.72	29	**1.69**	1.52	11
Net income	**21,354**	10,583	102	**28,658**	8,890	222
Per share – basic	**0.41**	0.22	86	**0.55**	0.19	189
– diluted	**0.40**	0.21	90	**0.54**	0.18	200
Exploration and development	**33,191**	38,404	(14)	**73,182**	83,205	(12)
Acquisitions – net	**3,277**	291,270	(99)	**(43,086)**	290,975	n/a
Total capital expenditures	**36,468**	329,674	(89)	**30,096**	374,180	(92)
Long-term notes				**314,617**	314,404	–
Bank loans				**10,037**	120,990	(92)
Other working capital deficiency				**34,170**	61,973	(45)
Total net debt				**358,824**	497,367	(28)
OPERATING						
Daily production						
Light oil (bbls/d)	**2,904**	4,782	(39)	**3,358**	4,349	(23)
Heavy oil (bbls/d)	**24,498**	26,545	(8)	**23,673**	26,259	(10)
Total oil (bbls/d)	**27,402**	31,327	(13)	**27,031**	30,608	(12)
Natural gas (mmcf/d)	**73.3**	71.3	3	**73.5**	64.5	14
Oil equivalent (boe/d @ 6:1)	**39,625**	43,201	(8)	**39,288**	41,343	(5)
Average prices (before hedging)						
WTI oil (US$/bbl)	**26.25**	27.96	(6)	**23.95**	28.34	(16)
Edmonton par oil ($/bbl)	**40.40**	42.19	(4)	**36.95**	42.59	(13)
BTE light oil ($/bbl)	**34.53**	37.53	(8)	**30.60**	38.03	(20)
BTE heavy oil ($/bbl)	**26.64**	16.77	59	**24.21**	15.71	54
BTE total oil ($/bbl)	**27.47**	19.94	38	**25.00**	18.89	32
BTE natural gas ($/mcf)	**3.94**	5.11	(23)	**3.56**	5.87	(39)
BTE oil equivalent ($/boe)	**26.29**	22.88	15	**23.88**	23.13	3
Weighted average shares (thousands)						
Basic	**52,110**	48,427	8	**52,068**	47,192	10
Diluted	**53,199**	49,497	7	**52,947**	48,288	10

MESSAGE TO SHAREHOLDERS

Baytex Energy Ltd. is pleased to announce its operating and financial results for the period ended June 30, 2002. The Company achieved excellent progress in all aspects of its business during the period. Highlights of the 2002 second quarter include:

- Cash flow of $0.95 per share, 28 percent higher than Q2/01 and 23 percent higher than Q1/02;
- Net income of $0.41 per share, 86 percent higher than Q2/01 and 193 percent higher than Q1/02;
- Average production of 39,625 boe/d, 4.4 percent higher than Q1/02 (after adjustment for property dispositions);
- Capital expenditures of $36 million, $13 million less than cash flow for the quarter; and
- Total net debt of $359 million, $25 million less than that at the end of Q1/02 and represents 1.8 times Q2/02 annualized cash flow. The $10 million bank loans outstanding at June 30, 2002 were eliminated by the end of July.

FINANCIAL REVIEW

After averaging $21.58 per barrel in the first quarter of 2002, heavy oil wellhead price improved to $29.53 in April, $25.45 in May and $24.89 in June. Traditional strong demand in the summer and the resumption of full operations at the CITGO refinery have further improved heavy oil pricing with wellhead price exceeding $30.00 per barrel so far in July and August. Lloyd Blend (LLK) differentials have averaged US$5.76 per barrel in the first seven months this year, equating to 24 percent of the US$24.38 average for WTI crude for the same period. While differentials are expected to widen in the fourth quarter due to seasonal factors, the average differential for 2002 should resemble the long-term average of 29 percent of WTI price and represents a successful recovery from the all-time high differential of 42 percent in 2001.

Natural gas prices experienced unexpected volatility during the second quarter of 2002. While prices in the United States were relatively stable around the US$3.00 range, Canadian prices were severely impacted by various market factors in June which resulted in the NYMEX/AECO differential widening significantly. Baytex's wellhead prices during the quarter were $4.21 per mcf for April, $4.03 for May and $3.54 for June. Prices are expected to be moderate for the third quarter with improvement commencing in the fourth quarter.

Cash flow for the second quarter, spurred by the recovery of heavy oil prices, reached $49.2 million compared to $35.8 million for the same period last year and $40.1 million for the first quarter this year. In addition to the effect of higher cash flow, net income for the quarter was enhanced by the new accounting policy for foreign currency translation, where the strengthening Canadian dollar yielded an after tax gain of $8.7 million for the quarter due to the U.S. dollar denominated term notes. Nevertheless, excluding this foreign exchange gain, net income for the second quarter of 2002 would have been $12.7 million ($0.24 per share), which is 200 percent higher than that for the same period one year ago and 71 percent higher than that for the first quarter of 2002, evidencing Baytex's profitability under normalized pricing scenarios.

Since completing the acquisitions in the second quarter of 2001, Baytex has exercised stringent control over its capital expenditures and reduced its total debt by $139 million as of June 30, 2002. Cash flow for the 12 months ended June 30, 2002 was $160 million compared to exploration and development capital expenditures of $126 million for the same period, with the surplus applied against bank loans. Cash flow for the second half of 2002 is expected to significantly outpace exploration and development spending. Accordingly, the Company's bank loans were completely eliminated at the end of July 2002, ahead of forecast in the first quarter interim report.

On August 7, 2002, Baytex terminated its interest rate swap agreements pertaining to its senior secured notes and senior subordinated notes for cash profit of $14.1 million which have been added to working capital. The fragility of the U.S. economic recovery and its impact on the U.S. equity market, bond market and short-to-medium-term treasury rates has created the opportunity for Baytex to realize this gain. In accordance with generally accepted accounting principles, this gain will be deferred and amortized over the remaining terms of the subject agreements as credits against interest expenses. Baytex will closely monitor capital and treasury market developments and may re-enter into interest rate swap arrangements when appropriate.

OPERATIONS REVIEW

Production for the second quarter of 2002 averaged 39,625 boe/d, which is 4.4 percent higher than that of the previous quarter after adjusting for property dispositions. The Company is pleased with this production profile as capital expenditures had been kept below cash flow. During the second quarter, Baytex participated in the drilling of 42 (38.8 net) wells, resulting in 26 (24.0 net) oil wells, 11 (9.8 net) gas wells and five (5.0 net) dry holes. Twelve of these oil wells were drilled in the Cold Lake property in Alberta, with the remainder drilled in various heavy oil properties in western Saskatchewan. The gas wells were drilled in the Company's Plains District, primarily in the areas of Richdale and Ferrier.

The Company's capital budget for exploration and development for the second half of 2002 is between $50 million and $55 million. Approximately 40 heavy oil wells will be included in this program, together with 25-30 natural gas wells. The Company is also continuing with its VAPEX pilot project in the North Carruthers area and hope to report results in the next few months.

OUTLOOK

Average production for the first half of 2002 was 38,790 boe/d after adjusting for property dispositions completed early in the first quarter. Production for the second half of the year is expected to be similar due to the limited capital program. Cash flow for the second half could range between $75 million and $100 million dependent on fluctuations in world oil prices, heavy oil differentials and natural gas prices. Baytex intends to pursue core area property acquisitions with the projected surplus cash flow. However, if no value adding transactions can be completed, the Company may increase exploration and development spending, continue to reduce its total net debt or utilize its normal course issuer bid to repurchase outstanding common shares.

Baytex is very pleased with its current financial position. Total net debt at the end of the first half equates to 1.8 times annualized second quarter cash flow. All of the Company's outstanding debt is in the form of term notes, which provides excellent stability and manageability. The term notes are denominated in U.S. dollars, providing an ideal hedge against currency fluctuations as the majority of the Company's revenue is based in U.S. dollars. Combining this financial strength with a positive outlook for cash flow and earnings, and a low risk prospect inventory for production growth, Baytex is confident that it can continue to deliver superior returns to its shareholders.

On behalf of the Board of Directors



Dale O. Shwed

President and Chief Executive Officer

August 14, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended June 30, 2002 and the six months ended June 30, 2002 and the audited consolidated financial statements and MD&A for the year ended December 31, 2001. Per barrel of oil equivalent ("boe") amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil.

PRODUCTION

Light oil production for the second quarter of 2002 decreased by 39 percent to 2,904 bbl/d from 4,782 bbl/d a year earlier due to the sale of properties in December 2001 and January 2002. Heavy oil production also decreased by 8 percent to 24,498 bbl/d for the second quarter of 2002 from 26,545 bbl/d as a result of property dispositions and decreased capital spending. Natural gas production increased by 3 percent to 73.3 mmcf/d for the second quarter of 2002 compared to 71.3 mmcf/d for the same period last year.

For the first six months of 2002, light oil production decreased by 23 percent to 3,358 bbl/d from 4,349 bbl/d for the same period last year. Heavy oil production decreased 10 percent to 23,673 bbl/d for the first half of 2002 from 26,259 bbl/d for the same period in 2001. These production changes were due to the same factors as noted for the second quarter comparisons. Natural gas production increased by 14 percent to 73.5 mmcf/d for the first six months of 2002 compared to 64.5 mmcf/d for the first half of 2001 due to the Company's drilling program and acquisitions.

REVENUE

Petroleum and natural gas sales increased by 8 percent to $91.5 million for the second quarter of 2002 from $84.5 million for the second quarter of 2001. For the first six months, petroleum and natural gas sales increased by 4 percent to $170.6 million in 2002 from $163.7 million a year earlier.

Three Months Ended June 30	2002		2001	
	$000s	**$/Unit**	$000s	$/Unit
Oil revenue (barrels)				
Light oil	**9,123**	**34.53**	16,330	37.53
Heavy oil	**59,381**	**26.64**	40,508	16.77
Derivative contracts gain (loss)	**(2,316)**	**(0.93)**	(5,508)	(1.93)
Total oil revenue	**66,188**	**26.54**	51,330	18.01
Natural gas revenue (mcf)	**26,291**	**3.94**	33,124	5.11
Derivative contracts gain (loss)	**(972)**	**(0.15)**	–	–
Total natural gas revenue	**25,319**	**3.79**	33,124	5.11
Total revenue (boe @ 6:1)	**91,507**	**25.38**	84,454	21.48

Revenue from light oil for the second quarter of 2002 decreased 44 percent from the same period in 2001 due to a 39 percent decrease in production and an 8 percent decrease in the wellhead price. Revenue from heavy oil increased 47 percent as a 59 percent increase in wellhead prices offset the 8 percent decline in production. Revenue from natural gas decreased 21 percent as the 23 percent decrease in wellhead prices was partially offset by a 3 percent increase in production.

Six Months Ended June 30	2002		2001	
	$000s	**$/Unit**	$000s	$/Unit
Oil revenue (barrels)				
Light oil	**18,598**	**30.60**	29,935	38.03
Heavy oil	**103,741**	**24.21**	74,688	15.71
Derivative contracts gain (loss)	**128**	**0.03**	(9,463)	(1.71)
Total oil revenue	**122,467**	**25.03**	95,160	17.18
Natural gas revenue (mcf)	**47,450**	**3.56**	68,524	5.87
Derivative contracts gain (loss)	**720**	**0.05**	–	–
Total natural gas revenue	**48,170**	**3.61**	68,524	5.87
Total revenue (boe @ 6:1)	**170,637**	**24.00**	163,684	21.87

For the first six months of 2002, light oil revenue decreased 38 percent from the same period last year due to a 23 percent decrease in production and a 20 percent decline in wellhead prices. Revenue from heavy oil increased 39 percent due to the 54 percent increase in wellhead prices, which offset a 10 percent decrease in production. Revenue from natural gas decreased 31 percent as wellhead prices decreased 39 percent and production increased 14 percent compared to the first half of 2001.

ROYALTIES

Total royalties decreased 14 percent to $13.9 million for the second quarter of 2002 from $16.2 million for the same period last year. The decrease was due to lower natural gas and conventional oil revenue, which resulted in a lower overall royalty rate. Total royalties for the second quarter of 2002 were 14.6 percent of sales compared to 18.0 percent of sales for the same period in 2001. For the second quarter of 2002, royalties were 15.6 percent of sales for light oil, 13.7 percent for heavy oil and 16.6 percent for natural gas. These rates compared to 18.9 percent, 8.6 percent and 29 percent, respectively, for the same period last year.

For the six months ended June 30, 2002, total royalties decreased 19 percent to $25.6 million from $31.6 million for the same period last year. Total royalties for the first half of 2002 were 15.1 percent of sales compared to 18.3 percent of sales for the corresponding period last year. For the first six months of 2002, royalties were 16.3 percent of sales for light oil, 13.3 percent for heavy oil and 18.8 percent for natural gas. These rates compared to 19.6 percent, 8.8 percent and 28.3 percent, respectively, for the same period in 2001.

OPERATING EXPENSES

Operating expenses for the second quarter of 2002 decreased 12 percent to $18.5 million from $21.1 million for the corresponding quarter last year. This decrease is attributable to an 8 percent decrease in overall production as well as the disposition of properties with higher operating costs. Operating expenses were $5.14 per boe for the second quarter of 2002 compared to $5.38 per boe for the second quarter of 2001. For the second quarter of 2002, operating expenses were $5.97 per barrel of light oil, $5.82 per barrel of heavy oil and $0.60 per mcf of natural gas. The operating expenses for the same period last year were $7.61, $5.88 and $0.56, respectively.

Operating expenses for the first half of 2002 decreased 6 percent to $36.8 million from $39.0 million for the first half of 2001. This decrease is primarily due to the same factors as noted in the second quarter comparison. Operating expenses were $5.18 per boe for the first six months of 2002 compared to $5.21 per boe for the corresponding period of the prior year. For the first half of 2002, operating expenses were $6.13 per barrel of light oil, $5.87 per barrel of heavy oil and $0.60 per mcf of natural gas versus $6.87, $5.69 and $0.56, respectively, for the same period a year earlier.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the second quarter of 2002 increased to $1.8 million from $1.3 million for the same quarter of 2001 due to the corporate acquisitions made in 2001. On a unit of production basis, these expenses increased from $0.33 per boe to $0.50 per boe. In accordance with our full cost accounting policy, $1.8 million of expenses were capitalized in the second quarter of 2002 compared to $1.3 million in the same quarter last year.

General and administrative expenses increased to $3.4 million for the first half of 2002 from $2.4 million for the corresponding period last year. On a unit of production basis, these expenses increased from $0.32 per boe to $0.48 per boe. In accordance with our full cost accounting policy, $3.4 million of expenses were capitalized in the first six months of 2002 compared to $2.4 million in the same period a year ago.

INTEREST EXPENSES

Interest expenses on long-term and bank debt decreased to $5.5 million for the second quarter of 2002 from $7.9 million for the same quarter last year.

For the first six months of 2002, interest expenses on long-term debt and bank debt decreased to $10.9 million from $13.3 million for the same period last year. Average debt levels were lower in the first half of 2002 as the outstanding bank debt was reduced and the effective interest rates on the Company's senior secured notes and senior subordinated notes were reduced from 7.23 percent to 4.57 percent and from 10.5 percent to 7.26 percent, respectively, as a result of the interest rate swaps that the Company executed in December 2001.

DEPLETION, DEPRECIATION AND AMORTIZATION

The provision for depletion, depreciation and amortization decreased to $27.2 million for the second quarter of 2002 compared to $31.7 million for the same quarter last year. This decrease is due to the lower production and the ceiling test write-down taken at year-end 2001. On a unit of production basis, the provision for the current quarter was $7.56 per boe compared to $8.01 per boe for the same quarter in 2001.

Depletion, depreciation and amortization decreased to $53.5 million for the first half in 2002 compared to $56.7 million for the same period last year. On a unit of production basis, the provision for the current period was $7.53 per boe compared to $7.57 per boe for the same period a year earlier.

SITE RESTORATION COSTS

The current quarter provision for site restoration costs decreased to $0.6 million from $1.0 million for the same quarter last year. On a unit of production basis, the provision for the second quarter of 2002 was $0.17 per boe compared to $0.25 per boe for the corresponding quarter of last year due to the disposition of properties with higher restoration requirements.

Site restoration costs for the six months ended June 30, 2002 decreased to $1.4 million from $2.0 million for the same period last year due to lower production. On a unit of production basis, the provision for the first six months of 2002 was $0.20 per boe compared to $0.27 per boe for the first half of 2001.

FOREIGN EXCHANGE

Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") amended accounting standard with respect to foreign currency translation. The amended standard eliminates the practice to defer and amortize foreign exchange gains and losses on long-term monetary items. As a result, all foreign exchange gains and losses on long-term monetary items are now recognized in earnings based on the exchange rates at the end of the reporting periods. The amended standard also requires that prior years' comparative figures be restated to comply with the new standard.

The application of the new standard resulted in an unrealized foreign exchange gain of $15.5 million in the second quarter of 2002 compared to a $12.4 million gain in the corresponding quarter of 2001.

The foreign exchange gain for the six months ended June 30, 2002 was $15.3 million compared to a loss of $0.8 million for the same period last year. The 2002 gain is based on the translation of the Company's U.S. dollar denominated long-term debt at 0.6585 at June 30, 2002 compared to 0.6279 at December 31, 2001. The 2001 loss is based on the translation of the U.S. dollar denominated senior secured notes at 0.6589 at June 30, 2001 compared to 0.6660 at December 31, 2000 along with the senior subordinated notes translated at 0.6589 at June 30, 2001 compared to 0.6582 on February 13, 2001 when the notes were issued.

INCOME TAXES

Current tax expenses were $2.6 million for the second quarter of 2002 compared to $2.1 million for the same quarter of 2001. The increase is due to higher heavy oil revenue in 2002. The current tax expense is comprised of $2.2 million of Saskatchewan Capital Tax and $0.4 million of Large Corporation Tax compared to $1.6 million and $0.5 million respectively in the corresponding period in 2001.

Current tax expenses were $4.6 million for the first half of 2002 compared to $3.9 million for the same period last year. The current tax expense is comprised of $3.8 million of Saskatchewan Capital Tax and $0.8 million of Large Corporation Tax, compared to $2.9 million and $1.0 million, respectively in 2001.

NET INCOME

Net income for the second quarter of 2002 increased to $21.4 million from $10.6 million in the same quarter of 2001. This increase is the result of higher heavy oil prices and an increased foreign exchange gain during 2002.

Net income for the first six months of 2002 increased to $28.7 million from $8.9 million in the first six months of 2001 for the same reason as noted in the second quarter comparison.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2002, total net debt (including working capital) was $358.8 million compared to $497.4 million at June 30, 2001 and $379.1 million at December 31, 2001. The decrease in total debt at the end of the second quarter of 2002 compared to 2001 was the result of cash flow from operations exceeding capital spending and the proceeds from property dispositions.

Effective January 1, 2002, the CICA's Emerging Issues Committee issued an abstract giving guidance on disclosure of callable debt obligations. Specifically, the abstract requires the classification of borrowings under a 364-day revolving credit facility as current liabilities. The Company's bank loans are structured under this type of credit facility and, as such, have been reclassified as current liabilities.

The senior secured notes are governed by certain financial covenants measured at the end of each fiscal quarter. The principal covenants are: (i) consolidated tangible net worth not to be less than $200 million, excluding accounting ceiling test write-down (such net worth was $510 million as at June 30, 2002); (ii) consolidated total debt not to exceed 300 percent of consolidated cash flow (such ratio was 163 percent as at June 30, 2002); and (iii) consolidated cash flow not to be less than 400 percent of consolidated interest expense (such ratio was 634 percent as at June 30, 2002). The senior subordinated notes are due February 2011 and do not require any financial covenant maintenance.

CAPITAL EXPENDITURES

Exploration and development expenditures decreased to $73.2 million for the first half of 2002 compared to $83.2 million for the same period last year. The Company's total capital expenditures for these periods are summarized as follows:

Six Months Ended June 30 ($ thousands)	**2002**	2001
Land	**5,963**	6,751
Seismic	**3,614**	5,412
Drilling and completions	**45,837**	42,981
Equipment	**13,656**	24,022
Other	**4,112**	4,039
Total exploration and development	**73,182**	83,205
Corporate acquisitions	**–**	248,633
Property acquisitions	**11,470**	43,244
Property dispositions	**(54,556)**	(902)
Net capital expenditures	**30,096**	374,180

CONSOLIDATED BALANCE SHEETS

(thousands) (unaudited)	June 30 2002	December 31 2001
		(restated – notes 2 & 3)
ASSETS		
Current assets		
Accounts receivable	**$ 42,439**	$ 44,300
Properties held for sale	**-**	46,895
	42,439	91,195
Deferred financing charges	**8,152**	8,674
Petroleum and natural gas properties	**890,005**	867,177
	$ 940,596	$ 967,046
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	**$ 76,609**	$ 64,334
Current portion of long-term debt (note 3)	**10,037**	75,820
	86,646	140,154
Long-term debt (note 3)	**314,617**	330,102
Deferred revenue	**9,424**	18,694
Provision for future site restoration costs	**21,969**	20,541
Future income taxes	**167,451**	146,446
	600,107	655,937
SHAREHOLDERS' EQUITY		
Share capital (note 4)	**395,456**	394,734
Deficit	**(54,967)**	(83,625)
	340,489	311,109
	$ 940,596	$ 967,046

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

(thousands, except per share data) (unaudited)	Three Months Ended June 30		Six Months Ended June 30	
	2002	2001	**2002**	2001
Revenue				
Petroleum and natural gas sales	**$ 91,507**	$ 84,454	**$ 170,637**	$ 163,684
Royalties	**(13,854)**	(16,194)	**(25,636)**	(31,627)
	77,653	68,260	**145,001**	132,057
Expenses				
Operating	**18,543**	21,142	**36,814**	38,987
General and administrative	**1,819**	1,289	**3,406**	2,411
Interest (note 3)	**5,528**	7,951	**10,898**	13,324
Foreign exchange (gain) loss (note 2)	**(15,483)**	(12,357)	**(15,297)**	758
Depletion, depreciation and amortization	**27,277**	31,717	**53,539**	56,660
Site restoration costs	**632**	976	**1,428**	2,000
	38,316	50,718	**90,788**	114,140
Income before income taxes	**39,337**	17,542	**54,213**	17,917
Income taxes				
Current	**2,555**	2,108	**4,550**	3,948
Future	**15,428**	4,851	**21,005**	5,079
	17,983	6,959	**25,555**	9,027
Net income	**$ 21,354**	$ 10,583	**28,658**	8,890
Retained earnings (deficit), beginning of period, as previously reported			**(75,954)**	52,555
Accounting policy change (note 2)			**(7,671)**	927
Retained earnings (deficit), beginning of period, as restated			**(83,625)**	53,482
Retained earnings (deficit), end of period			**$ (54,967)**	$ 62,372
Net income per share				
Basic	**$ 0.41**	$ 0.22	**$ 0.55**	$ 0.19
Diluted	**$ 0.40**	$ 0.21	**$ 0.54**	$ 0.18

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands, except per share data) (unaudited)	Three Months Ended June 30 2002	Three Months Ended June 30 2001	Six Months Ended June 30 2002	Six Months Ended June 30 2001
Cash provided by (used in):				
OPERATING ACTIVITIES				
Net income	**$ 21,354**	$ 10,583	**$ 28,658**	$ 8,890
Items not affecting cash:				
Site restoration costs	**632**	976	**1,428**	2,000
Foreign exchange (gain) loss	**(15,483)**	(12,357)	**(15,297)**	758
Depletion, depreciation and amortization	**27,277**	31,717	**53,539**	56,660
Future income taxes	**15,428**	4,851	**21,005**	5,079
Cash flow from operations	**49,208**	35,770	**89,333**	73,387
Change in non-cash working capital	**3,279**	11,137	**48,759**	5,035
Deferred revenue	**(4,661)**	–	**(9,270)**	–
	47,826	46,907	**128,822**	78,422
FINANCING ACTIVITIES				
Issue of senior subordinated term notes	**–**	–	**–**	227,895
Increase (decrease) in bank loan	**(12,290)**	82,017	**(65,971)**	(43,738)
Increase in deferred financing charges	**–**	(261)	**–**	(8,383)
Issue of shares (net of issue expenses)	**617**	236	**722**	1,435
	(11,673)	81,992	**(65,249)**	177,209
INVESTING ACTIVITIES				
Corporate acquisitions	**–**	(248,633)	**–**	(248,633)
Items not affecting cash:				
Issue of shares on acquisition	**–**	68,059	**–**	68,059
Assumption of long-term debt	**–**	36,356	**–**	36,356
Assumption of working capital surplus	**–**	(2,734)	**–**	(2,734)
	–	(146,952)	**–**	(146,952)
Petroleum and natural gas property expenditures	**(43,971)**	(81,025)	**(84,652)**	(126,449)
Disposal of petroleum and natural gas properties	**7,503**	(16)	**54,556**	902
Properties held for sale	**–**	–	**(46,895)**	–
Decrease in materials and supplies	**681**	(1,167)	**1,146**	(431)
Change in non-cash working capital	**(366)**	17,211	**12,272**	17,299
	(36,153)	(211,949)	**(63,573)**	(255,631)
Change in cash	**–**	(83,050)	**–**	–
Cash, beginning of period	**–**	83,050	**–**	–
Cash, end of period	**$ –**	$ –	**$ –**	$ –
Cash flow from operations per share				
Basic	**$ 0.95**	$ 0.74	**$ 1.72**	$ 1.56
Diluted	**$ 0.93**	$ 0.72	**$ 1.69**	$ 1.52

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months and Six Months Ended June 30, 2002 and 2001 (unaudited)

1. ACCOUNTING POLICIES

The interim consolidated financial statements of Baytex Energy Ltd. (the "Company") are presented in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements of the Company as at December 31, 2001, except as described in notes 2 and 3. The interim consolidated financial statements contain disclosures, which are supplemental to the Company's annual consolidated financial statements. Certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements and notes thereto for the year ended December 31, 2001.

2. CHANGES IN ACCOUNTING POLICY

Foreign Currency

Effective January 1, 2002, the Company retroactively adopted the Canadian Institute of Chartered Accountants (CICA) amended accounting standard with respect to accounting for foreign currency translation. As a result of the amendments, all exchange gains and losses on long-term monetary items that do not qualify for hedge accounting are recognized in income. Previously, these exchange gains and losses were deferred and amortized over the remaining life of the monetary item. The impact of the amended standard on the three month period ended June 30, 2002 was to increase net income by $8.7 million (2001 – increase of $6.9 million) and on the six month period ended June 30, 2002 was to increase net income by $8.6 million (2001 – decrease of $0.3 million). The effect of this change on the December 31, 2001 Consolidated Balance Sheet is a decrease in unrealized foreign exchange loss of $13.7 million and an increase in the deficit of $7.7 million.

Stock Based Compensation

Effective January 1, 2002, the Company adopted the new recommendations of the CICA with respect to stock-based compensation. In accordance with the new standard, the Company has elected to continue its policy of accounting for employee stock options based on intrinsic values and will disclose the pro forma results of using the fair value based method. The new recommendations apply to options granted after January 1, 2002.

3. LONG-TERM DEBT

(thousands)	June 30, 2002	December 31, 2001
Bank loan	**$ 10,037**	$ 73,820
Senior secured term notes (US$57,000,000)	**86,566**	90,778
Senior subordinated term notes (US$150,000,000)	**227,805**	238,890
Other long-term debt	**246**	2,434
	324,654	405,922
Less: current portion	**10,037**	75,820
	$ 314,617	$ 330,102

Effective January 1, 2002, the Company has classified borrowing under its bank facilities as current liability as required by new guidance under the CICA's Emerging Issues Committee Abstract 122. The bank loan at December 31, 2001 has been restated to conform to the current presentation.

Bank loan

At June 30, 2002, the bank facilities were limited to a total commitment under the facilities of $77 million and a borrowing base of $165 million.

Interest Expense

The Company has incurred interest expense on its outstanding debt as follows:

	Three Months Ended June 30		Six Months Ended June 30	
	2002	2001	**2002**	2001
Bank loan	**$ 344**	$ 340	**$ 406**	$ 1,128
Long-term debt	**5,184**	7,611	**10,492**	12,196
Total interest	**$ 5,528**	$ 7,951	**$ 10,898**	$ 13,324

4. SHARE CAPITAL

The Company has an unlimited number of common shares in its authorized share capital.

Issued and Outstanding:

Common shares

(thousands)	# of shares	Amount
Balance – January 1, 2002	52,008	$ 394,734
Exercise of stock options	181	722
Balance – June 30, 2002	**52,189**	**$ 395,456**

Stock options

(thousands)	# of options	Weighted average exercise price
Balance – January 1, 2002	4,468	$ 6.19
Granted	138	6.58
Exercised	(181)	3.99
Cancelled	(101)	4.72
Balance – June 30, 2002	**4,324**	**$ 6.32**
Exercisable – June 30, 2002	**1,664**	**$ 6.32**

The Company accounts for its stock options using intrinsic values. On this basis, compensation costs are not required to be recognized in the financial statements for stock options granted at market value. Had compensation costs for the Company's stock option plan been determined based on the fair-value method at the dates of grants under the plan after January 1, 2002, the Company's pro-forma net income and earnings per share would be the same as those reported.

5. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current periods' presentation.

6. SUBSEQUENT EVENT

In August 2002, the Company terminated the outstanding interest rate swaps for total proceeds of $14.1 million. This amount will be deferred and amortized as a reduction of interest expense over the remaining terms of the subject agreements.

CORPORATE INFORMATION

BOARD OF DIRECTORS

John A. Brussa
Partner
Burnet, Duckworth & Palmer LLP

W.A. Blake Cassidy
Retired Banker

Raymond T. Chan
Senior Vice-President
Baytex Energy Ltd.

Fred C. Coles
Independent Businessman

Dennis L. Nerland
Partner
Shea Nerland Calnan

Dale O. Shwed
President
Baytex Energy Ltd.

OFFICERS

Dale O. Shwed
President and Chief Executive Officer

Raymond T. Chan, CA
Senior Vice-President and
Chief Financial Officer

Ralph W. Gibson
Vice-President, Marketing

Daniel B. Horner, LLB
Vice-President, Land

John G. Leach, CA
Vice-President, Finance
and Administration

S. Dale McAuley
Vice-President, Operations

Richard W. Naden
Vice-President, Production

Garry J. Wasylycia
Vice-President, Exploration

Shannon M. Gangl
Secretary
Partner
Burnet, Duckworth & Palmer LLP

HEAD OFFICE

Suite 2200, Bow Valley Square II
205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Phone: (403) 269-4282
Fax: (403) 205-3845
Website: www.baytex.ab.ca

AUDITORS
Deloitte & Touche LLP

BANKERS
Royal Bank of Canada
Bank of Montreal
BNP Paribas (Canada)

LEGAL COUNSEL
Burnet, Duckworth & Palmer LLP

RESERVES ENGINEERS
Outtrim Szabo Associates Ltd.

TRANSFER AGENT
Valiant Trust Company

EXCHANGE LISTING
The Toronto Stock Exchange
Stock Symbol BTE

ADVISORY

Certain statements in this interim report are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this interim report contains forward-looking statements relating to Management's approach to operations, expectations relating to the number of wells, amount and timing of capital projects, foreign exchange rates, interest rates, worldwide and industry production, prices of oil and gas, heavy oil differentials, company production, cash flow and debt levels. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; the ability to produce and transport crude oil and natural gas to markets; the result of exploration and development drilling and related activities; fluctuation in foreign currency exchange rates; the imprecision of reserve estimates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; change in environmental and other regulations; risks associated with oil and gas operations; the weather in the Company's areas of operations; and other factors, many of which are beyond the control of the Company. There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast.



VALIANT
Trust Company

510, 550-6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

August 23, 2002

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Saskatchewan Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*
Nova Scotia Securities Commission *(via SEDAR)*
Newfoundland Securities Commission *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*

Dear Sirs:

Re: Baytex Energy Ltd.
Mailing of Second Quarter Report
to Registered Shareholders

As the mailing agent for Baytex Energy Ltd., we are pleased to confirm the mailing of the second quarter report for the period ended June 30, 2002, to each of the Registered Shareholders of the subject corporation on **August 23, 2002**.

We trust this is satisfactory.

Yours truly,

"Cheryl Dahlager"
Cheryl Dahlager
Senior Account Manager

c.c. Baytex Energy Ltd.
Attn: Mr. John Leach

DECLARATION AS TO MAILING

PROVINCE	)	IN THE MATTER OF INTERIM MAILING TO THE
OF	)	SHAREHOLDERS OF **BAYTEX ENERGY LTD.**
ALBERTA	)	("CORPORATION").

I, CHERYL DAHLAGER, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. I CAUSED TO BE MAILED ON **AUGUST 23, 2002**, IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO **WERE THE REGISTERED HOLDERS OF COMMON SHARES OF THE CORPORATION;**

   (a) **a copy of the SECOND QUARTER REPORT FOR THE PERIOD ENDED JUNE 30, 2002 marked EXHIBIT "A" and identified by me;**

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF)
CALGARY IN THE PROVINCE OF ALBERTA)
THIS 23RD DAY OF AUGUST 2002.)

"Pam Elliott"
COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA
My commission expires on November 15, 2003.

"Cheryl Dahlager"
CHERYL DAHLAGER

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYTEX ENERGY LTD.
(Registrant)



By:_________________________________
Name: John G. Leach
Title: Vice President Finance and Administration

Dated: August 28, 2002